

December 8, 2010

Mr. John Roblin
Chief Executive Officer
Cover-All Technologies Inc.
55 Lane Road
Fairfield, New Jersey 07004

      Re: Cover-All Technologies Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 19, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              Filed November 12, 2010
              File No. 000-13124

Dear Mr. Roblin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part II

Item 8. Financial Statements and Supplementary Data

Note 5 – Stock-Based Compensation, page F-19

1.   We note your disclosure on page F-10 states that the estimated fair value of your stock options is based on the Black-Scholes pricing model. Please tell us how you considered the disclosure requirements within ASC 718-10-50-2(f)(2). Additionally, tell us how you considered the disclosure requirements within ASC 718-10-50-2(i) with regards to any unvested stock options as of the latest balance sheet date presented.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures, page 27

2.   We note your conclusion that your disclosure controls and procedures are effective in
        timely alerting your management to material information relating to you (including your
        consolidated subsidiaries) required to be disclosed in the reports you file or submit under
        the Exchange Act. Please revise to clearly state, if true, that your disclosure controls and
        procedures are designed to ensure that information you are required to disclose in the
        reports that you file or submit under the Exchange Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's rules
        and forms. See Exchange Act Rule 13a-15(e).

3.   You should also revise your document to clarify, if true, that your officers concluded that
        your disclosure controls and procedures are also effective to ensure that information
        required to be disclosed under the Exchange Act is accumulated and communicated to
        your management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

4.   Finally, please revise to clearly indicate, if true, that the conclusion regarding the
        effectiveness of your disclosure controls and procedures was reached by your principal
        executive and principal financial officers, or persons performing similar functions. See
        Item 307 of Regulation S-K.

Part III (Incorporated by Reference from Definitive Proxy filed April 30, 2010)

General

5.   We note that Mr. Roblin, your chief executive officer, currently serves as a member of
        your board's compensation committee. Please provide for us your analysis as to why you
        have not included the disclosure required by Item 407(e)(4) of Regulation
        S-K regarding compensation committee interlocks and insider participation. In the
        alternative, include the disclosure required by this Item in your amended filing.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 7 – Acquisition, page 12

6.   We note that you recorded $1 million in goodwill related to your acquisition of MSBS
        during April 2010. Please tell us and disclose in future filings your accounting policy for
        goodwill and the assessment of impairment. See ASC 235-10-50-1 and ASC 350-20-35.

Exhibits 31.1 and 31.2

7.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We further note a similar issue with the certifications filed with your Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney at (202) 551-3105 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief